

October 14, 2011

Via E-Mail
Mr. Lawrence H. Wolfe
Chief Financial Officer
Mustang Alliances, Inc.
410 Park Avenue, 15th Floor
New York, New York 10022

      Re: **Mustang Alliances, Inc.**
              Form 10-K for the Year Ended December 31, 2010
              Filed April 14, 2011
              File No. 000-54212

Dear Mr. Wolfe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2011

Item 4. Controls and Procedures

1. We note from your response to our prior comment one that the appointment of a chief financial officer lead to the conclusion that as of the end of the quarter ended June 30, 2011, your internal controls were not effective and such conclusion could not have been made prior to the appointment of such individual on July 22, 2011. However, we do not believe that your response supports an effective conclusion on disclosure controls and procedures and ICFR for the year ended December 31, 2010 and the quarter ended March 31, 2011. In fact, your response appears to imply that disclosure controls and procedures and ICFR may have been ineffective prior to the second quarter of 2011, but were not appropriately evaluated due to the absence of a chief financial officer during those reporting periods. As previously requested, please clearly explain to us in detail why you believe that a conclusion that both disclosure controls and procedures and internal control

over financial reporting were <u>effective</u> as of December 31, 2010 and March 31, 2011 is appropriate. Additionally, please advise or revise your Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarter ended March 31, 2011 to include an appropriate conclusion as to the effectiveness of your disclosure controls and procedures and internal controls over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief